NOTE

This submission is solely to obtain to obtain a new Securities Act file number, new contract IDs, and the Form N-4 investment company type for the non-variable annuity offerings (e.g., the registered indexed-linked options of the Structured Investment Option or “SIO”, as well as, the market value adjustment option under the Fixed Maturity Option or “FMO”) under our newly acquired CIK. This is part of our transition of the SIO and FMO for EQUI-VEST 900, both currently registered on Form S-3, to the newly amended Form N-4 requirements tailored to register registered index-linked annuities and market value adjustment annuities.

Please direct any questions on this submission to Darin Smith of Equitable Financial Life Insurance Company at (319) 573-2676.